Endocare, Inc.
201 Technology Drive
Irvine, California 92618
September 27, 2005
Via Edgarlink and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Tom Jones

Re:	Endocare, Inc. Registration Statement on Form S-2 (File No. 333-123866)
Ladies and Gentlemen:
     In connection with the request for acceleration of effectiveness of its Registration Statement on Form S-2 (File No. 333-123866), Endocare, Inc. hereby acknowledges and agrees as follows:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Endocare, Inc.
By:	/s/ Michael R. Rodriguez
Michael R. Rodriguez
Senior Vice President, Finance and Chief Financial Officer